EXHIBIT 99.7
Media release
22 July 2021
Rio Tinto progresses studies for potential underground mining at Kennecott copper
Rio Tinto has approved a $108 million investment in underground development to enable early orebody access and undertake orebody characterisation studies for underground mining at the Kennecott copper operations in the United States.

The investment builds on $25 million approved in early-2020 to complete a pre-feasibility study to determine the viability of underground mining operations at Kennecott. Potential underground mining would occur concurrently with open pit operations and result in increased copper output.

Kennecott holds the potential for a significant and attractive underground development, with declared Mineral Resources of 20 Mt at 3.65% copper and 1.62 g/t gold1 with further upside potential based on drilling.

The feasibility study work will focus on gathering critical geological, geotechnical and hydrogeological data to inform Rio Tinto’s assessment of underground development options and is expected to be completed in 2024. Existing infrastructure from previous underground projects will be extended to access the North Rim Skarn orebody, allowing for the development of crosscuts and further drilling of the resource. The project includes approximately 15,000 feet (4,500 metres) of lateral development, 1,000 feet (300 metres) of vertical development and associated support infrastructure.

The project will also include the trial of underground battery electric vehicles to reduce carbon emissions at Kennecott and across Rio Tinto’s global operations. Sandvik Mining and Rock Solutions will supply a battery electric haul truck and loader to evaluate performance and suitability for future underground mining fleets.

Pre-feasibility studies are also being progressed to extend open pit mining at Kennecott beyond 2032, with a further push back of the North Wall to allow access to Mineral Resources. This follows a $1.5 billion investment in the second phase of the South Wall Pushback project, approved in 2019, to allow open cut mining to continue between 2026 and 2032.

Rio Tinto Copper Chief Executive Bold Baatar said: “Kennecott holds a range of options to extend our supply of copper and other critical materials, to meet the strong demand being driven by electric vehicles and renewable power technologies.

“The operation is uniquely positioned to supply these emerging markets, with one of only two operating smelters in the United States that also processes concentrates from third parties, a long history delivering high quality products and significant resources that are yet to be developed.”

1 This underground Mineral Resource estimate (North Rim Skarn) was included in Rio Tinto’s 2020 Annual Report released to the ASX on 22 February 2021 which is available at https://www.riotinto.com/invest/reports/annual-report. The Competent Person responsible for this Mineral Resource estimate was Ryan Hayes (AusIMM). Rio Tinto is not aware of any new information or data that materially affects this Mineral Resource estimate and confirms that all material assumptions and technical parameters underpinning this Mineral Resource estimate continue to apply and have not materially changed. The form and context in which the Competent Person’s findings are presented have not been materially modified from the 2020 Annual Report.

Notes to Editors

Kennecott operates an advanced copper and precious metals smelter, processing concentrate from Kennecott and third parties.

In addition to copper, Kennecott is one of the largest producers of gold, silver, and molybdenum in North America. Construction is underway on a plant to recover tellurium, a critical mineral used in solar panels, from copper refining at Kennecott. Rio Tinto is working with experts from the US Department of Energy’s Critical Materials Institute (CMI) on ways to extract further critical minerals from the existing refining and smelting processes.

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